No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF OCTOBER 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Notice Concerning Result and Completion of Acquisition of the Company’s Own Shares (Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA
( HONDA MOTOR CO., LTD. )

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: October 25, 2024

[Translation]

October 25, 2024

To:	Shareholders of Honda Motor Co., Ltd.
From:	Honda Motor Co., Ltd.
1-1, Minami-Aoyama 2-chome,
Minato-ku, Tokyo, 107-8556
Toshihiro Mibe
Director, President and Representative Executive Officer

Notice Concerning Result and Completion of Acquisition of the Company’s Own Shares

(Acquisition of the Company’s own shares pursuant to the Articles of Incorporation of the Company in accordance with Article 459, Paragraph 1 of the Company Law)

Honda Motor Co., Ltd. (the “Company”) acquired its own shares pursuant to Article 459, Paragraph 1 of the Company Law and Article 36 of the Company’s Articles of Incorporation, which was announced on May 10, 2024, as follows.

As a result of the acquisition, all the acquisitions of the Company’s own shares that were authorized under the resolution at the meeting of the Board of Directors of the Company held on May 10, 2024 have been completed.

Particulars

1.	Class of shares acquired:

Shares of common stock

2.	Total number of shares acquired:

43,353,900 shares

3.	Total amount of shares acquired:

67,529,651,450 yen

4.	Period of acquisition:

Started on October 1, 2024 and ended on October 24, 2024 (based on a contract date)

Reference: Details of the resolution at the meeting of the Board of Directors held on May 10, 2024

(1)	Class of shares to be acquired:

Shares of common stock

(2)	Total number of shares to be acquired:

Up to 180,000,000 shares (3.7 % of the total number of issued shares (excluding treasury stock))

(3)	Total amount of shares to be acquired:

Up to 300 billion yen

(4)	Period of acquisition:

Starting on May 13, 2024 and ending on March 31, 2025

(5)	Method of acquisition:

Market purchases on the Tokyo Stock Exchange

1.	Purchases through the Tokyo Stock Exchange Trading Network Off-Auction Own Share Repurchase Trading System (ToSTNeT-3)

2.	Market purchases based on a discretionary trading contract regarding acquisition of own shares

Progress as of October 24, 2024

Total number of shares acquired:	180,000,000 shares

Total amount of shares acquired:	274,563,295,900 yen